EXHIBIT 99.1

Parnell Announces Key Senior Management and Director Appointments

OVERLAND PARK, Kan., Dec. 9, 2014 (GLOBE NEWSWIRE) -- Parnell Pharmaceuticals Holdings Ltd., a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions, today announced the appointments of Edward Robb, DVM as Chief Scientific Officer, Andy Ferrigno as Vice President of Global Sales and Thomas E. Duley as a member of the Board of Directors and member of the Audit Committee. Dr. Robb brings significant R&D, clinical research and product development expertise in companion and production animal veterinary medicine to Parnell. Mr. Ferrigno joins with a successful, longstanding track record in animal health sales, having served as Vice President of Sales for the Novartis' US Companion Animal Business. Mr. Duley is a partner in King & Spaulding's Silicon Valley Corporate Practice Group and has extensive experience in Life Science industry strategic partnerships, agreements and transactions.

"On behalf of management and the Board of Parnell, I am pleased to welcome Ed, Andy and Tom to our leadership team," said Robert Joseph, Parnell's President and Chief Executive Officer.  "We are fortunate to have accomplished animal health and life science executives with substantial experience in our key growth areas, as we continue to advance our pipeline and commercial plans in the US and on a targeted worldwide basis."

Dr. Robb is an accomplished global research and development executive and scientist with more than 30 years of experience in the animal health industry. Prior to joining Parnell, Dr. Robb held senior leadership positions at Boehringer-Ingelheim Vetmedica, Pfizer Animal Health, Pharmacia and Upjohn Animal Health and American Cyanamid, where he oversaw the global development of some of the industry's largest production and companion animal veterinary medicines. As Vice President of Research and Development at Boehringer-Ingleheim Vetmedica, Dr. Robb was responsible for all aspects of R&D, regulatory affairs and product development for pharmaceuticals and biologicals, and oversaw five research sites, a staff of 240 and an R&D budget in excess of $70 million.  Dr. Robb's background also includes managing scientific, clinical and operational teams, growing research and development organizations and licensing novel technologies.  Most recently, Dr. Robb served as VP of Business Development at Ceva Animal Health LLC, where he was responsible for the negotiation of partnerships, technology licensing and other strategic business transactions. Dr. Robb has been a Board Member for the Center for Animal Health Innovation and a founding Board Member for the Animal Health Innovation Board. He received his Doctorate of Veterinary Medicine from Cornell University, a Master's degree in Veterinary Epidemiology from the University of Pennsylvania and a B.S. in Animal Science from Cornell University.

"Ed Robb has an extremely impressive career in animal health and we are excited about the opportunities Ed has to develop our R&D programs and to build a strong team around him," said Robert Joseph, President and CEO.

Dr. Robb will replace Robert P. Hunter as CSO, who will be pursuing opportunities outside of Parnell.

Parnell also appointed Andy Ferrigno as Vice President of Global Sales. Most recently, Andy served as Vice President of Sales for the US Companion Animal Business at Novartis Animal Health, where he oversaw a team of 275 personnel and $300 million in sales.  Previously Andy held management positions of increasing responsibility at Novartis Animal Health for more than 20 years, across the sales, marketing and business development disciplines.  He directed all activities for the sales and commercial operations teams, including veterinary clinic sales, national account contracts, and commercial training and development. Prior, he was Head of Sales, Novartis Animal Health Australasia, where he was recognized for successfully growing topline revenue to unprecedented levels across the Australian and New Zealand companion animal and farm animal business segments.  Andy holds a B.S. in Biology and an MBA from the University of Tampa.

Appointed to the Parnell Board, Mr. Duley is a partner in the Silicon Valley Corporate Practice Group office of King & Spalding LLP where he advises companies in the Life Science industry on transactions involving their technology and products, including strategic partnering, licensing and commercial agreements and intellectual property.  Prior, he was Senior Corporate Counsel for PDL BioPharma, Inc., a fully integrated biopharmaceutical company. Mr. Duley currently serves as an Adjunct Professor at U.C. Hastings College of Law. He obtained a Juris Doctor degree from University California, Davis, and M.Arch. and B.A. degrees from University of California, Los Angeles. Mr. Duley will serve as a member of Parnell's Compensation Committee, the Audit Committee and the Nominating Committee.

"Tom will bring invaluable experience to our board, especially considering his experience in many successful licensing and acquisition deals in the life science arena," said Dr. Alan Bell, Chairman of Parnell.

In conjunction with Mr.  Duley's appointment, Dr. Alan Bell will step down from his position as a member of the Audit Committee. With the addition of Mr. Duley, the total number of Directors on the Parnell Board is now six.

About Parnell

Parnell (Nasdaq:PARN) is a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions.  Parnell currently markets five products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary software platforms - iKAM and mySYNCH. These innovative technology solutions are designed to enhance the quality of life or performance of animals, while driving customers' operational efficiency and profitability. Parnell believes its value-added solutions help establish them as a business partner with customers rather than only as a commodity provider, differentiating them from competitors.

For more information on Parnell and its products, please visit www.parnell.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of the U.S. Private Securities Reform Act of 1995. Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "develops," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. Forward-looking statements represent management's present judgment regarding future events and are subject to a number of risk and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding Parnell's research and development activities, its ability to conduct clinical trials of product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties, and other factors, including those described in Parnell's Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on September 15, 2014, along with our other reports filed with the SEC. In light of these assumptions, risks, and uncertainties, the results and events discussed in the forward-looking statements contained in this press release might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release. Parnell is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT: Parnell Pharmaceuticals Holdings
         Brad McCarthy, 913-274-2100
         brad.mccarthy@parnell.com

         BCC Partners
         Karen Bergman, 650-575-1509
         kbergman@bccpartners.com

         Susan Pietropaolo, 845-638-6290
         spietropaolo@bccpartners.com